FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated August 11, 2011 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna

Name:	Hoshang K Sethna

Title:	Company Secretary

Dated: August 11, 2011

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

August 11, 2011

Mumbai, August 11, 2011

Tata Motors Group Net Revenue grows 24.1% to 33,572 crores

Profit Before Tax grows 3% to 2,346 crores

Consolidated Results for the Quarter ended June 30, 2011

The Tata Motors Group today reported consolidated revenues (net of excise) of 33,572 crores for the quarter ended June 30, 2011, posting a growth of 24.1% over 27,056 crores in the corresponding quarter of the previous year, on the back of growth in volumes, improved product and market mix. The Consolidated Profit before Tax (PBT) for the quarter was 2,346 crores, compared to 2,275 crores for the corresponding quarter of the previous year. The Consolidated Profit (After Tax and post minority interest and profit in respect of Associate companies) for the quarter was 2,000 crores, as compared to 1,989 crores in the corresponding quarter of the previous year.

Tata Motors Stand-alone Results for the Quarter ended June 30, 2011

Tata Motors’ sales (including exports) of commercial and passenger vehicles for the quarter ended June 30, 2011, stood at 197,606 units, representing a growth of 3.8% as compared to the corresponding quarter of the previous year.

In the domestic market, the Company’s commercial vehicles sales increased by 13.0%, as compared to the corresponding quarter of the previous year to 113,186 units. The Company’s market share in commercial vehicles was 60.1%. Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, declined by 10.7% in the domestic market, as compared to the corresponding quarter of the previous year to 69,529 units. The market share in passenger vehicles stood at 11.9%.

Tata Motors’ gross revenue for the quarter ended June 30, 2011, was 12,925 crores, posting a growth of 14.4% over 11,297 crores in the corresponding quarter of the previous year.

Revenues (net of excise) of 11,898 crores represented a growth of 14.2% over 10,416 crores in the corresponding quarter of the previous year. Cost pressures, including commodity price increase, resulted in a reduction in the operating margins to 8.4%, and an Operating Profit (EBITDA) of 999 crores in the quarter, declining by 15.0% over 1,175 crores in the corresponding quarter of the previous year. The PBT for the quarter is 466 crores as compared to 538 crores in the corresponding quarter of the previous year. The PAT for the quarter is 401 crores as compared to 396 crores in the corresponding quarter of the previous year.

Jaguar Land Rover PLC

Jaguar Land Rover sales for the quarter ended June 30, 2011, stood at 62,090 units, representing a growth of 4.9% as compared to the corresponding quarter of the previous year on the back of better product & market mix with strong growth in China & Russia.

Revenues of GBP 2,712 million represented a growth of 19.9% over GBP 2,262 million in the corresponding quarter of the previous year. Cost pressures and impact of exchange rates resulted in a marginal reduction in the operating margins to 15.1% and an Operating Profit (EBITDA) of GBP 408 million in the quarter, a growth of 16.9% over GBP 349 million in the corresponding quarter of the previous year. The PBT for the quarter is GBP 248 million as compared to GBP 239 million in the corresponding quarter of the previous year. The PAT for the quarter is GBP 219 million as compared to GBP 226 million in the corresponding quarter of the previous year.

In May 2011, JLR successfully completed issue of 7-year and 10-year Bonds aggregating GBP 1 Billion, part of which has been used for refinancing of existing loans and general corporate purposes. A new vehicle assembly plant was inaugurated in Pune, India, in May 2011. The facility at present is assembling Land Rover’s Freelander 2 vehicles supplied in Complete Knock Down (CKD) form, from the Halewood manufacturing plant in Liverpool.

Jaguar has announced the new 2.2 litre diesel engine in the 2012 model year Jaguar XF and has also confirmed its decision to build the C-X75 hybrid supercars. The much awaited Range Rover Evoque, being launched in September 2011, has received significant expression of interest and around 18,000 bookings.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of 880 crores, and recorded a Profit After Tax of 16 crores in the quarter ended June 30, 2011.

Tata Motors Finance

Tata Motors Finance Limited, the Company’s captive financing subsidiary, registered net revenues of 420 crores and reported a Profit After Tax of 49 crores in quarter ended June 30, 2011.

News Release – 2

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter ended June 30, 2011. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3.	(a) Attention is invited to Note 4 in the Statement. As stated in the note, changes in the actuarial valuation amounting to Rs. 43.35 crores (debit) for the quarter ended June 30, 2011 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

(b) The Statement reflects the (i) Group’s share of Revenues of Rs. 20,687.50 crores for the quarter ended June 30, 2011; Group’s share of Profit after tax (net) of Rs. 1,593.95 crores for the quarter ended June 30, 2011 relating to subsidiaries; and (ii) the Group’s share of Profit after tax of Rs. 5.15 crores for the quarter ended June 30, 2011 relating to associates. Financial statements and other financial information of these subsidiaries and associates have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries and associates is based solely on the reports of the other auditors.

(c) The financial statements of thirteen subsidiaries and two joint ventures which reflect the Group’s share of Revenues of Rs. 545.58 crores for the quarter ended June 30, 2011; Group’s share of Loss after tax (net) of Rs. 84.21 crores for the quarter ended June 30, 2011; and the financial statements of two associates which reflect the Group’s share of Profit after tax (net) of Rs. 3.51 crores for the quarter ended June 30, 2011 have not been reviewed by their auditors.

4.	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No. 117366W)

N. VENKATRAM Partner (Membership No. 71387)

MUMBAI, August 11, 2011.

News Release – 3	August 11, 2011

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2011

					( in crores)
Particulars			Quarter ended June 30, Unaudited		Year ended March 31, Audited
			2011	2010	2011
1	(a)	Sales / Income from Operations	34,344.25	27,771.76	1,26,712.51
		Less: Excise Duty	952.47	895.68	4,286.32
		Net Sales / Income from Operations	33,391.78	26,876.08	122,426.19
	(b)	Other Operating Income	180.68	179.49	707.11
		Total Income from Operations	33,572.46	27,055.57	123,133.30
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(1,053.20)	(331.84)	(1,836.19)
	(b)	Consumption of raw materials and components	20,394.98	14,852.77	70,453.73
	(c)	Purchase of products for sale	2,593.44	2,526.31	10,390.84
	(d)	Employee Cost	2,592.45	2,148.87	9,342.67
	(e)	Depreciation and Amortisation	1,143.22	1,011.54	4,655.51
	(f)	Product development expenses	225.87	97.90	962.49
	(g)	Other expenditure	6,283.16	5,041.09	22,743.53
	(h)	Amount Capitalised	(1,700.08)	(1,134.92)	(5,741.25)
	(i)	Total	30,479.84	24,211.72	110,971.33
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		3,092.62	2,843.85	12,161.97
4	Other Income		76.08	34.55	89.61
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		3,168.70	2,878.40	12,251.58
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	1,003.06	734.38	2,896.50
	(b)	Interest income / Interest capitalised	(237.16)	(172.78)	(851.08)
	(c)	Net interest and discounting charges	765.90	561.60	2,045.42
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		2,402.80	2,316.80	10,206.16
8	Exceptional Items
	-	Exchange gain/ (loss) (net) on revaluation of foreign currency borrowings, deposits and loans	(56.99)	(41.36)	231.01
9	Profit from Ordinary Activities before tax [7+8]		2,345.81	2,275.44	10,437.17
10	Tax Expense		351.91	296.02	1,216.38
11	Net Profit from Ordinary Activities after tax [9-10]		1,993.90	1,979.42	9,220.79
12	Extraordinary items (net of tax expenses)		—	—	—
13	Share of Minority Interest		(3.91)	(6.27)	(48.52)
14	Profit in respect of investments in Associate Companies		9.63	15.58	101.35
15	Net Profit for the period [11+12+13+14]		1,999.62	1,988.73	9,273.62
16	Paid-up Equity Share Capital (Face value of 10 each)		634.75	570.60	637.71
17	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year				18,389.13
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	31.43	34.80	155.25
	(b)	Diluted EPS before and after Extraordinary items	30.09	32.10	144.83
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	31.93	35.30	155.75
	(b)	Diluted EPS before and after extraordinary items	30.59	32.60	145.33
			(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	24,64,70,424	25,91,00,669	24,10,72,425
	-	Percentage of shareholding	45.78%	51.16%	44.78%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	8,75,51,169	4,09,63,164	7,81,31,376
	-	Percentage of shareholding	90.84%	63.83%	81.10%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	3,80,00,000	4,40,00,000	4,40,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	20.26%	23.47%	23.47%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	7.06%	8.69%	8.17%
	(b)	Non-encumbered
	-	Number of Shares	14,95,37,926	14,34,50,911	14,34,71,466
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	79.74%	76.53%	76.53%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	27.78%	28.33%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	88,35,302	2,32,13,396	1,82,10,330
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	9.16%	36.17%	18.90%

Notes:-

1)	Figures for the previous periods has been regrouped / reclassified wherever necessary.
2)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. On June 21, 2011, the newly elected Government of West Bengal, pursuant to a legislation enacted on June 14, 2011 and notified on June 20, 2011, expropriated the entire property consisting of buildings and leasehold land at Singur. The Company has challenged the legal validity of the legislation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of building at Singur.
3)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.
4)	The net amount of 43.35 crores (debit) for quarter ended June 30, 2011 ( 95.66 crores (debit) for the quarter ended June 30, 2010), of changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
5)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(  in crores)

		Quarter ended June 30,		Year ended March 31,
		Unaudited		Audited
		2011	2010	2011
A	Segment Revenues
	Total Income from Operations
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	13,610.93	11,516.47	52,330.77
	- Jaguar and Land Rover	19,776.27	15,386.92	70,218.63
	Less: Intra Segment Eliminations	(93.17)	(47.49)	(305.75)

	-Total	33,294.03	26,855.90	122,243.65
II.	Others	399.60	348.73	1,530.49

	Total segment revenue	33,693.63	27,204.63	123,774.14
	Less: Inter segment revenue	(121.17)	(149.06)	(640.84)

	Total Income from Operations	33,572.46	27,055.57	123,133.30

B	Segment Results before Other Income, Interest, Exceptional items and Tax
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	928.94	1,135.34	4,342.44
	- Jaguar and Land Rover	2,113.39	1,682.85	7,699.84
	Less: Intra Segment Eliminations	10.28	(8.14)	(17.40)

	-Total	3,052.61	2,810.05	12,024.88
II.	Others	52.98	43.70	203.48

	Total segment results	3,105.59	2,853.75	12,228.36
	Less: Inter segment eliminations	(12.97)	(9.90)	(66.39)

	Net Segment Results	3,092.62	2,843.85	12,161.97
	Add/(Less) : Other income	76.08	34.55	89.61
	Add/(Less) : Interest expense (net)	(765.90)	(561.60)	(2,045.42)
	Add/(Less) : Exceptional Items (net)	(56.99)	(41.36)	231.01

	Total Profit before Tax	2,345.81	2,275.44	10,437.17

		As at June 30,		As at March 31,
		Unaudited		Audited
		2011	2010	2011
C	Capital employed (segment assets less segment liabilities)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	32,490.58	25,140.60	29,432.75
	- Jaguar and Land Rover	23,685.61	20,749.78	20,586.74
	Less: Intra Segment Eliminations	(17.51)	(17.88)	(27.47)

	-Total	56,158.68	45,872.50	49,992.02
II.	Others	914.03	845.40	837.14

	Total Capital employed	57,072.71	46,717.90	50,829.16
	Less: Inter segment eliminations	(310.17)	(325.12)	(308.28)

	Net Segment Capital Employed	56,762.54	46,392.78	50,520.88
	Add/(Less) : Unallocable assets / (liabilities) (net)	(35,742.63)	(36,175.55)	(31,349.41)

	Capital employed	21,019.91	10,217.23	19,171.47

6)	As on March 31, 2011, 1 investor complaint was outstanding. The Company received 15 complaints and resolved 11 complaints during the quarter. There are 5 complaints unresolved as on June 30, 2011.
7)	Public Shareholding of Ordinary Shares as on June 30, 2011 excludes 19.38% (11.82% as on June 30, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
8)	During the year ended March 31, 2011, the Company had issued Ordinary Shares and ‘A’ Ordinary Shares through Qualified Institutional Placement (QIP). Utilisation of said QIP issue proceeds is given below:

	Amount ( in crores)
	Planned	Actual
Amount collected	3,351.01	3,351.01
Issue Expenses	130.37	101.21
Amount fully utilised		3,249.80

9)	During the quarter ended June 30, 2011, Jaguar Land Rover Plc., an indirect subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Notes due 2021 at a coupon of 8.125% per annum. The proceeds have been used to refinance existing debt and for general corporate purposes.
10)	The Statutory Auditors have carried out limited review of the above results for the quarter ended June 30, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 11, 2011.

Tata Motors Limited

Mumbai, August 11, 2011	Ratan N Tata
Chairman

News Release – 4

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2011, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter ended June 30, 2011.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No.71387)

MUMBAI, August 11, 2011.

News Release – 5	August 11, 2011

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2011

Particulars			Quarter ended June 30,		Year ended March 31,
			2011	2010	2011
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		1,13,186	1,00,186	4,58,306
	Passenger cars and Utility vehicles		69,529	77,858	3,20,234
	Exports		14,891	12,260	58,089

			1,97,606	1,90,304	8,36,629

2	Vehicle Production:(in Nos.)
	Commercial vehicles		1,31,128	1,07,487	4,93,693
	Passenger cars and Utility vehicles		60,137	64,903	2,64,742

			1,91,265	1,72,390	7,58,435

(B)			( in crores)
1	(a)	Sales / Income from Operations	12,860.59	11,232.41	51,902.93
		Less: Excise Duty	1,027.40	880.54	4,095.51
		Net Sales / Income from Operations	11,833.19	10,351.87	47,807.42
	(b)	Other Operating Income	64.70	64.39	233.04
		Total Income from Operations	11,897.89	10,416.26	48,040.46
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(537.28)	(458.44)	(354.22)
	(b)	Consumption of raw materials and components	7,378.61	5,840.57	27,058.47
	(c)	Purchase of products for sale	1,389.86	1,965.39	7,363.13
	(d)	Employee cost	621.10	509.80	2,294.02
	(e)	Depreciation and Amortisation	365.14	307.37	1,360.77
	(f)	Product development expenses	32.06	18.96	106.17
	(g)	Other expenditure	2,245.39	1,553.18	7,725.43
	(h)	Amount capitalised	(198.44)	(168.91)	(817.68)
	(i)	Total	11,296.44	9,567.92	44,736.09
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		601.45	848.34	3,304.37
4	Other Income		115.52	69.30	183.26
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		716.97	917.64	3,487.63
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	348.52	386.47	1,531.70
	(b)	Interest income / Interest capitalised	(95.37)	(72.46)	(387.71)
	(c)	Net interest and discounting charges	253.15	314.01	1,143.99
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		463.82	603.63	2,343.64
8	Exceptional items
	-	Exchange gain / (loss) (net) on revaluation of foreign currency
		borrowings, deposits and loans	2.44	(65.98)	(147.12)
9	Profit from Ordinary Activities before tax [7+8]		466.26	537.65	2,196.52
10	Tax expense		64.98	141.93	384.70
11	Net Profit from Ordinary Activities after tax [9-10]		401.28	395.72	1,811.82
12	Extraordinary Items (net of tax expense)		—	—	—
13	Net Profit for the period [11-12]		401.28	395.72	1,811.82
14	Paid-up Equity Share Capital (Face value of 10 each)		634.75	570.60	637.71
15	Reserve excluding Revaluation Reserve as per balance sheet of previous accounting year				19,351.40
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	6.25	6.88	30.28
	(b)	Diluted EPS before and after Extraordinary items	6.04	6.59	28.92
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	6.75	7.38	30.78
	(b)	Diluted EPS before and after Extraordinary items	6.54	7.09	29.42
			(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times)				0.83
18	Interest Service Coverage Ratio (No. of times)				3.92
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	24,64,70,424	25,91,00,669	24,10,72,425
	-	Percentage of shareholding	45.78%	51.16%	44.78%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	8,75,51,169	4,09,63,164	7,81,31,376
	-	Percentage of shareholding	90.84%	63.83%	81.10%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	3,80,00,000	4,40,00,000	4,40,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	20.26%	23.47%	23.47%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	7.06%	8.69%	8.17%
	(b)	Non-encumbered
	-	Number of Shares	14,95,37,926	14,34,50,911	14,34,71,466
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	79.74%	76.53%	76.53%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	27.78%	28.33%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	88,35,302	2,32,13,396	1,82,10,330
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	9.16%	36.17%	18.90%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter ended June 30, 2011 includes (a) profit of 5.87 crores ( 1.93 crores for the quarter ended June 30, 2010) on sale of investments; and (b) dividend from subsidiary companies 66.54 crores ( 48.35 crores for the quarter ended June 30, 2010).
3)	During the year ended March 31, 2011, the Company had issued Ordinary Shares and ‘A’ Ordinary Shares through Qualified Institutional Placement (QIP). Utilisation of said QIP issue proceeds is given below:

	Amount ( in crores)
	Planned	Actual
Amount Collected	3,351.01	3,351.01
Issue expenses	130.37	101.21
Amount fully utilised		3,249.80

4)	During the quarter ended June 30, 2011 and subsequent to the said period, a subsidiary of the Company has redeemed 6.25% Cumulative Redeemable Preference Shares held by the Company, resulting in part redemption of its investment by 3,137.04 crores.
5)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. On June 21, 2011, the newly elected Government of West Bengal, pursuant to a legislation enacted on June 14, 2011 and notified on June 20, 2011, expropriated the entire property consisting of buildings and leasehold land at Singur. The Company has challenged the legal validity of the legislation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	As on March 31, 2011, 1 investor complaint was outstanding. The Company received 15 complaints and resolved 11 complaints during the quarter. There are 5 complaints unresolved as on June 30, 2011.
8)	Public Shareholding of Ordinary Shares as on June 30, 2011 excludes 19.38% (11.82% as on June 30, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 11, 2011.

Tata Motors Limited

Ratan N Tata
Mumbai, August 11, 2011	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.